Exhibit 99.1
ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD. PRESENTS RESULTS
FOR THE FIRST QUARTER 2012

Revenues of $37.7 million and EPS of $0.24

AZOUR, Israel – May 30, 2012 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the first quarter ended March 31, 2012.

Highlights of the First quarter
•	A 5 thousand increase in net subscribers in the quarter, to a record of 628 thousand as of March 31, 2012;
•	Gross margin at 48.7% and operating margin at 19.7%;
•	EBITDA of $11.3 million or 29.8% of revenues;
•	Generated $3.9 million in operating cash flow; ended the quarter with $43.0 million in net cash (including marketable securities and deposits for short and long term);
•	Dividend of $2.6 million declared for the quarter;

First quarter 2012 Results
Revenues for the first quarter of 2012 were $37.7 million, representing a 6.6% decline from revenues of $40.4 million in the first quarter of 2011. 77% of revenues were from location based service subscription fees and 23% from product revenues.

Revenues from subscription fees declined 4% over the same period last year. The decrease in subscription fees was mainly due to the weakening of the various currencies in which the Company operates against the US dollar, as well a decrease in revenues from Mapa. Excluding currency impacts, revenues from subscriptions would have increased due to the growth in the subscriber base, which expanded from 615,000 as of March 31, 2011, to 628,000 as of March 31, 2012.

Product revenues declined by 15% compared with the same period last year. This decline was mainly due to a reduction in sales in Israel. This was primarily due to the product mix sold in the quarter and lower selling prices.

Gross profit for the first quarter of 2012 was $18.4 million (48.7% of revenues), a decrease of 8% compared with $19.9 million (49.3% of revenues) in the first quarter of last year.

Operating profit for the first quarter of 2012 was $7.5 million (19.7% of revenues), a decrease of 15% compared with an operating profit of $8.8 million (21.8% of revenues) in the first quarter of 2011. The decrease in operating profit was primarily due to the strengthening of the US dollar versus the Brazilian Real and Israeli Shekel, as well as lower operating profit from Mapa.

EBITDA for the quarter was $11.3 million (29.8% of revenues), a decrease of 16% compared to an EBITDA of $13.4 million (33.1% of revenues) in the first quarter of 2011.

Financial income in the first quarter of 2012 was $10 thousand compared with a financial income of $0.2 million in the first quarter of 2011.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Net profit was US$5.1 million in the first quarter of 2012 (13.5% of revenues), compared with a net profit of US$6.5 million (16.0% of revenues), as reported in the first quarter of 2011.

Fully diluted EPS in the first quarter of 2012 was US$0.24, compared with fully diluted EPS of US$0.31 in the first quarter of 2011.

Cash flow from operations during the quarter was $3.9 million.

As of March 31, 2012, the Company had net cash, including marketable securities and deposits for short and long term, of $43.0 million or $2.04 per share. This is compared with $39.7 million or $1.89 per share as at December 31, 2011.

For the first quarter, a dividend of $2.6 million or 12 cents per share was declared in line with the Company’s stated policy of issuing at least 50% of net profits in a dividend, on a quarterly basis.

The dividend’s record date is June 12, 2012, and the dividend will be paid on June 27, 2012, net of taxes and levies, at the rate of 25%.

Eyal Sheratzky, Co-CEO of Ituran said, “While we continued to grow our subscriber base, our first quarter was affected by currency fluctuations compared with last year and lower sales at Mapa. We see continued growth potential, especially in Brazil. We believe that in the second quarter, the growth rate in our subscriber base in Brazil will improve back to the long-term growth rates that we have seen there in the past. We recently signed a an agreement with General Motors Brazil as we published on April 9th, in preparation for the new regulation 245 which is expected to come into force later this year. Overall, we continue to share the rewards of our success with our shareholders, recently distributing $25.8 million for our performance in 2011 and a further $3 million for the first quarter of 2012.”

Conference Call Information

The Company will also be hosting a conference call later today, May 30, 2012 at 9am ET. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553
ISRAEL Dial-in Number: 03 918 0650
CANADA Dial-in Number: 1 866 485 2399
INTERNATIONAL Dial-in Number:  +972 3 918 0650

At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran's website.

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 628,000 subscribers distributed globally. Established in 1995, Ituran has over 1,300 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft & Kenny Green ituran@ccgisrael.com CCG Investor Relations (US) +1 646 201 9246

* Financial Tables to Follow **

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ITURAN LOCATION AND CONTROL LTD.

Consolidated Interim Financial Statements
as of March 31, 2012

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements
as of March 31, 2012

CONSOLIDATED BALANCE SHEETS

	US dollars (except share data)
	March 31,	December 31,
(in thousands)	2012	2011

Current assets
Cash and cash equivalents	38,946	35,270
Investments in marketable securities	74	68
Accounts receivable (net of allowance for doubtful accounts)	28,241	25,294
Loan to former employee	-	340
Other current assets	18,479	15,165
Inventories	12,434	10,881
	98,174	87,018

Long-term investments and other assets
Deposit in escrow	4,903	4,888
Investments in affiliated company	199	207
Investments in other company	82	80
Other non-current assets	1,922	2,216
Deferred income taxes	5,553	5,568
Funds in respect of employee rights upon retirement	5,067	4,741
	17,726	17,700

Property and equipment, net	38,464	40,870

Intangible assets, net	3,113	3,355

Goodwill	8,755	8,514

Total assets	166,232	157,457

CONSOLIDATED BALANCE SHEETS

	US dollars (except share data)
	March 31,	December 31,
(in thousands)	2012	2011

Current liabilities
Credit from banking institutions	800	390
Accounts payable	10,681	9,319
Deferred revenues	9,090	7,869
Other current liabilities	44,237	20,966
	64,808	38,544

Long-term liabilities
Long term loans	167	173
Liability for employee rights upon retirement	7,313	6,865
Provision for contingencies	4,703	4,250
Other non-current liabilities	934	753
Deferred revenues	718	728
Deferred income taxes	772	792
	14,607	13,561

Stockholders’ equity	82,656	101,194
Non-controlling interests	4,161	4,158
Total equity	86,817	105,352

Total liabilities and equity	166,232	157,457

CONSOLIDATED STATEMENTS OF INCOME

	US dollars (except share data)
	Three month period ended March 31,
(in thousands except per share data)	2012	2011

Revenues:
Location-based services	29,215	30,338
Wireless communications products	8,520	10,051
	37,735	40,389

Cost of revenues:
Location-based services	11,478	12,211
Wireless communications products	7,878	8,279
	19,356	20,490

Gross profit	18,379	19,899
Research and development expenses	183	139
Selling and marketing expenses	2,141	1,878
General and administrative expenses	8,615	9,064
Other income, net	(17)	-
Operating income	7,457	8,818
Financing income, net	10	239
Income before income tax	7,467	9,057
Income tax	(2,192)	(2,282)
Share in losses of affiliated companies, net	(14)	-
Net income for the period	5,261	6,775
Less: Net income attributable to non-controlling interest	(161)	(297)
Net income attributable to the Company	5,100	6,478

Basic and diluted earnings per share attributable to Company’s stockholders	0.24	0.31

Weighted average number of shares outstanding (in thousands):
Basic	20,968	20,968
Diluted	20,968	20,977

CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Three month period ended March 31,
(in thousands)	2012	2011

Cash flows from operating activities
Net income for the period	5,261	6,775
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	3,810	4,554
Exchange differences on principal of deposit and loans, net	126	255
Gains in respect of trading marketable securities	(4)	(12)
Increase in liability for employee rights upon retirement	252	154
Share in losses of affiliated companies, net	14	-
Deferred income taxes	618	(374)
Capital gains on sale of property and equipment, net	(7)	-
Increase in accounts receivable	(2,225)	(1,654)
Increase in other current assets	(2,054)	(2,270)
Decrease (increase) in inventories	(1,243)	816
Increase (decrease) in accounts payable	1,096	(166)
Increase in deferred revenues	966	1,137
Increase (decrease) in other current liabilities	(2,690)	837
Net cash provided by operating activities	3,920	10,052
Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(191)	(116)
Capital expenditures	(998)	(5,615)
Deposit in escrow	-	603
Deposit	25	144
Proceeds from sale of property and equipment	109	20
Repayment of loan to a former employee	355	-
Net cash used in investment activities	(700)	(4,964)
Cash flows from financing activities
Short term credit from banking institutions, net	398	(10)
Repayment of long term loans	(11)	(5)
Dividend paid to non-controlling interest	(268)	-
Net cash provided by (used in) financing activities	119	(15)
Effect of exchange rate changes on cash and cash equivalents	337	655
Net increase in cash and cash equivalents	3,676	5,728
Balance of cash and cash equivalents at beginning of the period	35,270	46,674
Balance of cash and cash equivalents at end of the period	38,946	52,402